LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2004	WRITER’S E-MAIL slanter@luselaw.com

July 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Ms. Kathryn McHale, Senior Staff Attorney

Re:	New Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-204842)

Dear Ms. McHale:

On behalf of New Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated July 6, 2015, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the original filing.

General

1.	Please expand your disclosure to provide the Prospectus “Subject to Completion” Legend required by Item 501(b)(10).

We note the staff’s comment and request that the Company not be required to include the 501(b)(10) legend to the draft prospectus.

The Company hereby confirms that it will not use the prospectus before the effective date of the Registration Statement.

LUSE GORMAN, PC

Ms. Kathryn McHale

Securities and Exchange Commission

July 24, 2015

2.	Please provide a currently dated consent from the independent public accountant in your next amendment.

A currently dated consent from the Company’s independent public accountant is filed as Exhibit 23.3 to the Amended Form S-1.

Summary

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares, page 11

3.	We note that if you do not receive orders for the minimum number of shares you may increase the purchase limitations. Please expand your disclosure to state the amount that you may increase the purchase limitations. Additionally, please expand your disclosure to discuss whether subscribers will have the opportunity to confirm, change, or cancel their orders if you increase the purchase limitations.

The disclosure on page 11 has been revised in response to the comment.

Risk Factors, page 13

4.	We note that paragraphs 7 and 8 of your counsel’s draft opinion are subject to uncertainty. Please provide a risk factor setting forth the risks of uncertain tax treatment to investors.

The disclosure on pages 30 and 31 has been revised in response to the comment.

How we intend to use the proceeds from the offering, page 34

5.	We note on page 35 that you anticipate that New Bancorp will invest between $2.4 million and $4.1 million of the net proceeds in New Buffalo Savings Bank. We also note that New Buffalo Savings Bank intends to use approximately $3.0 million of the proceeds it receives to pay costs associated with its withdrawal from the defined benefit plan. Please expand your disclosure to identify the sources of funds that New Buffalo Savings Bank intends to use to pay the costs of its withdrawal from the defined benefit plan if New Bancorp contributes less than $3.0 million.

The disclosure on page 44 has been revised in response to the comment.

6.

We note on page 38 that as of March 31, 2015, you had a Tier 1 leverage capital ratio of 11.4%. We also note that you intend to invest the proceeds of this offering as necessary so that New Buffalo Savings Bank will have a Tier 1 leverage ratio of at least 10.00% after payment of costs to withdraw from the defined benefit plan.

LUSE GORMAN, PC

Ms. Kathryn McHale

Securities and Exchange Commission

July 24, 2015

Please expand your disclosure to clarify how much of the proceeds you anticipate will be required to maintain a Tier 1 leverage ratio of 10%.

We supplementally advise the staff that the requested information may be found on the reconciliation portion at the bottom of the table on page 47. At the minimum of the offering range, for example, the contribution of $2.5 million to the Bank results in the Bank having a pro forma Tier 1 leverage capital ratio of 10.0%.

Marketing and Distribution; Compensation, page 124

7.	We note that Keefe, Bruyette & Woods does not have any obligation to take or purchase any shares of common stock in the syndicated community offering. Please expand your disclosure to state whether Keefe, Bruyette & Woods may take or purchase any shares of common stock in the offering. Additionally, if securities may be offered through Keefe, Bruyette & Woods, please revise your disclosure to refer to Keefe, Bruyette & Woods as the underwriter and to provide the disclosure required by Item 508 of Regulation S-K.

The disclosure on page 135 has been revised in response to the comment.

Material Income Tax Consequences, page 132

8.	We note your counsel’s draft opinion is subject to uncertainty that the basis of the shares of New Bancorp common stock purchased in the offering will be the purchase price. Please revise your disclosure summarizing the tax opinion to address this uncertainty.

The disclosure on page 143 has been revised in response to the comment.

Exhibit Index

9.	Please file the form of Subscription Agreement and Selected Dealers Agreement between the Company and Keefe, Bruyette & Woods as exhibits.

The Stock Order Form is filed as Exhibit 99.5 and a Form of Selected Dealers’ Agreement has been filed as Exhibit A to the Form of Agency Agreement, filed as Exhibit 1.2 to the Amended Form S-1.

LUSE GORMAN, PC

Ms. Kathryn McHale

Securities and Exchange Commission

July 24, 2015

10.	Please file the Pension Plan as an exhibit.

We note the staff’s comment and request that the Company not be required to file the multiple employer defined benefit plan (the “pension plan”) in which it participates. Pursuant to its terms, the pension plan is a plan “available to employees, officers or directors generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.” Accordingly, the Company believes that the pension plan is not required to be filed pursuant to the exemption contained in Regulation S-K 601(b)(10)(iii)(C)(4).

Legal Opinion

11.	We note your counsel’s draft opinion is dependent on the due adoption by the Board of Directors of the Company (or authorized committee thereof) of a resolution fixing the number of shares of Common Stock to be sold. Please revise the opinion to clarify that it applies to up to 925,750 shares of Common Stock.

The opinion has been revised in response to the comment and is filed as Exhibit 5 to the Amended Form S-1.

Other Comments

12.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Each of the remaining exhibits is filed with the Amended Form S-1.

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We note the staff’s comment and will provide any such materials if and when utilized.

*            *             *

LUSE GORMAN, PC

Ms. Kathryn McHale

Securities and Exchange Commission

July 24, 2015

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter
Steven Lanter

cc:	Richard C. Sauerman, President and Chief Executive Officer
Kip Weissman, Esq.